

February 14, 2012

Barbra E. Kocsis
Chief Financial Officer
Merrill Lynch Alternative Investments LLC
Four World Financial Center
10th Floor
250 Vesey Street
New York, NY 10080

> Re: ML Systematic Momentum FuturesAccess LLC
>   Form 10-K for Fiscal Year Ended December 31, 2010
>   Filed March 15, 2011
>   File No. 000-52505

Dear Ms. Kocsis:

We have reviewed your response letter dated January 27, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Exhibit 13.01

General

1.   We note your response to our prior comment two. Please tell us how you determined it was appropriate to use $113,775,747 as your denominator for your income test. Within your response, please tell us how you determined it was unnecessary to use Net income of $88,361,988 for your 2010 income test. Please refer to Rule 3-09 of Regulation S-X.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief

cc: Michael Karam (via email)